Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: September 29th, 2025

On September 29th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on YouTube & Substack:

TRANSCRIPT: Mal Vol Podcast 9/29

Platform: YouTube

Featuring: Anthony Pompliano & Jeff Park

Anthony Pompliano: There’s a lot of people, you mentioned earlier, they think the bull market’s over.

Jeff Park: There’s, I think, some degree of kind of disappointment that Bitcoin’s lagging so much, right? I mean, if you look at all the other—

AP: The gold bugs, they’re beating us.

JP: The gold bugs, but I think sometimes these are actually the coil spring effects as I’ve observed that really can create some meaningfully strong moves uh in a in a rapid pace. The other fact I will share with you is that actually I haven’t seen many people talk about it, but

AP: What’s going on guys? Today we got a great episode with Jeff Park. Jeff is a partner and chief investment officer at Procap BTC. And in this conversation we talk about what’s going on with Bitcoin, Bitcoin Treasury M&A between Semlar and Strive. Then we get into the recent liquidation in the Bitcoin market. Price went down a lot. Should we be concerned? Is the bull market over? And then of course we talk about stable coins and the fact that Tether is raising money at a $500 billion valuation. That’s a big number. And so we go into all the insights there as well. Here’s my latest conversation with Jeff Park.

All right, Jeff. I thought a great place to start the conversation is the big news, Semler Scientific being acquired by Strive in an all stock deal. Uh I think this is kind of the kickoff of M&A season in the Bitcoin treasuries. Uh what’s your read on this? like how do you kind of evaluate uh the pros, the cons, and everything in between?

JP: Yep. Yep. The pros I think here is what we’ve known all along which is that this is a race to scale and opportunistically from time to time you have the chance to get a large chest of Bitcoin all at once. And historically, people have talked about whether there’s some intangible value also prescribed to Micro Strategy for having accumulated so much on Bitcoin that you couldn’t really access that as a block trade. Right? Sometimes I think people conflate this idea that Bitcoin trades at a particular price in a day and you can basically buy Bitcoin over a certain amount of period of time and accumulate it at such a price. But we know at scale that’s never the case. You move the market. So actually the chance to grow a substantial war chest all at once this early in the race of building the treasury accumulation strategy is pretty meaningful and I think that’s what Semler and the Strive team recognizes an opportunity. So I think on one hand it shows you that we’re still very early where the number one priority is to grow as much Bitcoin as you can to scale to unleash the operational capabilities be beyond that. And so I think it’s an exciting reflection of where the industry is at this moment in time.

AP: Now when you think about the deal structure all stock seems to be a core component of it. And then also um directionally it looks like Strive was at like 3.6 six times MNAV and Semler was more kind of trading around MNAV but by paying 210% premium it looks like there’s kind of some ARB where the Semler shareholders are very excited because they’re getting paid 200% more than what this market was valuing them at but it still makes economic sense for the Strive team

JP: Right yeah essentially in any situation there’s a close-ended formula for what merger ARB should price itself for which is that if everything is priced off of a stock value, then there is a known fixed rate. In this case, it’s I think something close to 20 to one in which you can actually go long one versus short the other and find that to be pricing a return on your time and capital for where you assign the deal probability itself, right? As in the deal will go through or the deal might break. And you actually have a have a formula there to understand the chance of the deal getting approved. The tricky thing here is if you take just the rate alone today, it would almost imply as if the deal is not going to get through because it feels like it is implying too much of a free money dynamic on the table. So for example, if you were at deal announcement able to go long Semler and short Strive to box the merger arbit trade 20 to 1, your return there I think was north of 100%. So that tells you a couple things. One, maybe you actually can’t borrow capacity of one of the stocks to actually be able to go short strive. That could be a market pricing and liquidity question. And then the second dynamic would be people actually don’t think the deal is going to happen and therefore is underwriting a deal break. I don’t think that’s the case, but I think what it’s showing you is that the market is still wrapping their head around a variety of different dimensions. one, they’ve never seen a deal before where the premium that is being priced based on fiat is actually weaponizing the Bitcoin value as an MNAV contract itself. Like Wall Street has not seen that. And then the second part is underwriting the deal closed from the aspects of you know where that dilution accretion is going to come from which shareholder to who and who’s in favor of that deal I think is a little bit kind of challenging to know at the very beginning as well without that terminal conviction that the goal is mutually beneficial for both parties ultimately because both parties want more Bitcoin um and a balance sheet going forward.

AP: Now when you think about these companies coming together Strive has a traditional business in the asset management space has a medical business. They explicitly call out in the transaction documents and announcement that they are going to essentially spin out the medical business or they’ll figure out kind of what to do with it later. So it does feel like hey this is us just getting another 5,000 Bitcoin if you’re Strive onto their balance sheet. They now cross over 10,000 Bitcoin. you know, there’s a couple of kind of key milestones here, but the speed at which they’re doing this, right? They’ve only been public for a week or two, you know, kind of deal closed, is impressive.

JP: Yeah, definitely impressive. My first thought when I read the PR was, man, poor Logan Burn, the chief legal officer at Strive, who’s probably getting slammed left and right for all the deal consummations to be had. May remember even the week prior they acquired True North which is going to be used as a form of their media platform to communicate with investors too. So they’ve been on a tear and actually I think we need more of that energy where people are willing to take different kinds of risks in corporate actions but also strategic decisions to show investors what’s possible that may not have been demonstrated before. And I think of Matt as somebody who is also a fiduciary at his heart. He was coming from the world’s biggest pension as a fiduciary. So I think having someone like him as a stalwart to bring upon that movement of corporate takeover for Bitcoin accumulation is a strong signal and it’s up to now the investors to vote on it as it comes through. But I think that generally people will see alignment that this is actually good for both parties.

AP: Do you expect the M&A to also affect the private market as well? Like will we start seeing some of these public companies buying the private companies?

JP: Private companies in terms of..?

AP: I mean there’s plenty of private companies that have Bitcoin on their balance sheet, right? Public I think people look at it, they say, you know, it’s pretty complex to have two public companies do a merger like this, you got a shareholder vote, etc. If similar was private and had 5,000 bitcoins sitting on their balance sheet, why couldn’t somebody come and buy them, you know, in the private market?

JP: Yeah, I think having some scale is important there. So you’d have to find like a private company whose value is mostly driven by that balance sheet relative to the operating business. You know I think it’s also like capital formation strategy at some level as well right there are some things that strive investors will tolerate as a good thing and there are some things for which they might not think is possible and so you know in an ideal world if you think about the journey of raising capital to buy more bitcoin the best thing you can do is actually just raise more money and buy one for one bitcoin right that’s actually the best thing so the ability to do it through a stock introduces is some dynamic like component as to like how much leverage are you getting per dilution of Strive shares. But to your point, the arbitrage here is that Strive is trading at a strong multiple that can afford them the chance to do that. Whether they will let you do that for a private company that has subscale amount of Bitcoin for a more profitable like operating business is one that the MNAV math isn’t nearly as clear because in that scenario we’re really talking about not necessarily acquiring more Bitcoin but the possibility of like a profitable cash flow generating operating business that’s private that actually can generate Bitcoin yield in a different organic fashion. So, you know, I think is really unique because Semler was trading, I think, around 0.9, maybe a little below MNAV as well. And so, there is the sense of there being an arbitrage if you’re able to collapse that spin off the medical company and really kind of take Bitcoin for what it is. But I don’t know if there’s any other kind of private companies that have built their war chest on just Bitcoin accumulation without an operating business they wanted to keep otherwise.

AP: Yeah, it’s harder in the private market, right?

JP: I think so. Bitcoin liquidation, like one of the biggest liquidations we’ve seen recently.

AP: What’s your take on Bitcoin’s price going down, everyone freaking out uh online and this big liquidation?

JP: Yeah. Yeah. If you follow some folks on Twitter, they’ll say the cycle’s over. Which is crazy because I think we’re just at the—

AP: Pack it up, boys!

JP: Um but it is jarring, right? Because I think it was a pretty large liquidation. I believe it was the largest year to date Bitcoin has seen something close to $2 billion. And it did wake us down from 117, 118K all the way to 112 pretty pretty fast. So it is jarring. But anyone who’s been around Bitcoin long enough knows these things are actually fairly typical, a par for the course. What’s I think interesting is it did also elevate in play volatility as a result for the first time in a while. So it jumped from what was already a very low denominator starting point in the low 30s to maybe like mid- high 30s. Funnily enough, it’s all coming back in again. And so I think the market is pricing in further inaction from this price point or more optimism that there isn’t going to be more liquidation to come through. So you know why did it happen timing wise? I think the most notable reality is it’s right after FOMC and there was some leverage built into the system for perhaps people having expectations that the rate cut would signal a start of a cycle. But what Powell ended up coming online to share on Monday was that this was a risk management decision, right? This wasn’t actually to initiate a further rate cutting cycle even though I think everyone in the market believes it will be and is the case. But Powell did hedge that this was more preemptive than not from a risk management perspective, not to signify the start of something new. And I think that that kind of threw people off course, right? There are others that would have gone for three more cuts to come by the end of the year, 50 to 75 bips, and that puts that now at risk. Um, but then you also quickly had Moran come online and say he actually fundamentally disagrees and believes a neutral rate actually just needs to be a lot lower. And if that’s the case, you know, we’re nowhere near the end of any rate cutting cycle. So, I think um some of this I think will just have to play itself out. And what we’re still seeing is a relentless demand for gold. Uh and the thing with Bitcoin is gold is good and when gold is good there’s other kind of riskoff assets that can traffic alongside that correlation. CHF is one of them, the Swiss Frank and that also has been a very strong performer this year. And so I think there is this general kind of worry of riskoff sentiment looking for store of value but also the thing with Bitcoin even though it benefits from that is it’s also sometimes perceived as like a risk-on asset. So it does have correlation to equities as well. And so if we think that there’s actually going to be an economic contraction, I think Bitcoin does participate at some level in that volatility as part of it. And so it’s a little bit sometimes schizophrenic as to figuring out which version it wants to play out and that’s maybe what we’re seeing this particular window you might have seen the equity markets even today Wednesday was very volatile and I think will be a little bit even though historically when we say this is a pretty strong September even for equity markets.

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AP: Well, what’s interesting is Powell during the press conference around the FOMC meeting, he was very measured, right? He was very intentional with his words. This week, he’s out there saying all kinds of stuff, right? Like it’s almost like, hey, when the when the lights are on inside the stadium, right? I’m going to be very careful. All of a sudden, he’s back at practice, right? And he’s just going on. He’s like easing cycles. And I he’s saying all the things I think people wanted him to say in the press conference, but he almost feels safer saying them to a reporter that then gets kind of, you know, out there via an article or something like that. So, do you read into like why didn’t he say it at the press conference if he’s now willing to say it, you know, a week later?

JP: It’s funny. I think there’s part of him that wants to also like maybe leave a more meaningful legacy beyond his duty at the core as Fed chairman, but also as a citizen, as a patriot, as an American and wanting to convey a sense for the things he worries about. I mean, one of the things that caught me from his speech earlier this week was how he commented on the labor market where he’s lamenting the fact that young people going forward will have to acquire more skills. I thought it was a pretty jarring thing to say when you talk about unemployment rate as one of the north stars of determining a fed rate policy that for the first time like he’s actually talking about the quality of employment like the need for high skills for young people to have relevance in the labor market to come is a pretty profound thing to share. I would I would almost think it’s a little political at some level too. But that kind of I think showed you inside maybe the inner struggle that Powell is also dealing with that chairman persona which he has to be meticulous and technocratic but really also fully recognizing that the fabric of those constitutions in unemployment data and inflation has changed. So I think that’s a little bit of what we saw.

AP: I think that’s actually the part that makes the debate so one-sided now, right? It used to be, okay, you look at the job data and everyone’s like, we’re looking at the same thing. But you’re not looking at the same thing now, right? If you look at it through the old lens, you’re like, oh my god, jobs, whatever. You look at it through the new lens, you’re like, artificial intelligence is whacking me in the forehead right now and telling me this is working. Companies are becoming more profitable. They’re doing with less employees. Like, you know, he’s saying, “Hey, you got to upskill your job.” Like, you know, all these components in this new world. I almost wish you could do like a spectrum, you know, measurement, right? Like how many people view the job data the way they’ve been viewing it their entire career and they’ve been doing it for 20, 30 years and they’re just like, “Ah, jobs look pretty bad. Yeah, we should cut rates.” And then I think a bunch of young people are like, “Dude, all my friends can’t find jobs because literally the thing that they were going to go do with that business, now a computer can do.” And that’s not good for us, right? Like we got to figure out some other plan.

JP: Yeah. and they’ve had so many revisions around these numbers over the whole year and it’s been consistent down revisions. So at some point it’s not even just that the data we’re measuring is irrelevant. The quality of the data itself is irrelevant too. And so when you have both of those issues arising, it’s very hard to take those things quite seriously even from someone who is trying to be as pedantic as possible about the importance of that output. I think this is so key. This is also why the notion of fed independence keeps coming up in the dialogues of how I think Americans generally do not believe that to be true anymore. Because when you have the very fundamental like measurement of unemployment itself changing because the quality of employment itself is changing there’s no data that is relevant anymore from the back that can extrapolate for the future. That’s why you hear so many spokespeople and Bessent included saying the Fed needs to be a little bit more creative about forward thinking about being ahead of the curve and in that sense I think perhaps maybe this was a little bit of admittance on powan that he’s understanding of that sympathetically even though his decision is by decree he can’t do that he also understands the frustration of how that model might need to change which I think is a really good thing.

AP: I love to rail on the Fed because I think they’re way behind the curve and all this stuff, whatever. But I actually do think that they’re way smarter than people give them credit for. Powell has slipped up two or three times in his time as a Fed chair. And I forget this is probably like 21. Yeah, probably like 2021 or 2022. He mentioned like alternative inflation measurement or like uh you know the unofficial or like whatever terminology he used and you were like you’re not supposed to say that like but he knows right he understands that what they’re reporting and there’s other measurements out there they’re looking at it all. I think the jobs thing is the same thing, right? It’s like, hey, look, I understand I was focused on the number young people like get it together, right? Which I think is which is interesting. Another big headline in the last week or so is that Tether is aiming to raise $20 billion at a $500 billion valuation. That’s half a trillion for people keeping track at home. And there’s many ramifications from this. Gian Carlo, the chairman, Bloomberg is reporting would be the fifth richest known person in the world with a net worth of $224 billion. Shout out to Italian. Good job. But but also Cantor Fitzgerald, which owns 5%. I believe they would be up 42x on their investment in like a year. I mean this is like many ramifications to this. What’s your take on Tether at 500 billion? Are you a buyer or a seller?

JP: Tether has proven itself at this point to be the kingmaker for anyone who has been radical about trying to imagine what the future will look like. And this is what has now become reality. There are so many people in the past, Tether naysayers, who really believed Tether would just go away. That the US political apparatus is going to eventually catch up and get rid of it because the conflicts are too obvious for it to exist without there being punishment. And I’ve made a case in the past that eventually people will come around and realize that the US political interest actually will lie in requiring Tether to succeed because of the elephant in the room which is the growing fiscal deficit for which we need to offshore and export more dollars and eventually liquidity transformation if we can build the right conduit to it. And that’s exactly what Tether is. And so when you see not just the valuation which by the way 500 billion we’re talking about who’s in that category Open AI, SpaceX these are world defining categories and of course if you’re reinventing money it’s probably the most important thing that could exist alongside in that same dimension. So I think there’s any valuation for it which is which is going to be possible if it’s within reach for people to find access to it. That’s that’s a that’s a pretty meaningful thing. So I think that’s a huge opportunity. When you see Bo Hines also launching a US compliant stable coin version here with Tether’s partnership that’s another sign that I think Tether is here to stay. So look I think the reality is that Tether is going to be a very powerful player. It is also showing you what the long-term mission of exporting the dollar from a global hegemony is going to look like. And the Euro dollar’s market is going to always be a footprint for how that’s done. I just think in the past, even when you talk about the Euro dollar market as one born out of World War II to support the Euro market, you know, that’s such a microcosm of what the global economy looks like today. And so it shows you how quickly we’re accelerating how extensive network effects are and valuations really can just expand or shrink based on the network effect itself. But you know I make no mistake I’ve always made the point that Tether’s valuation is never an economic one. It’s actually not related as much to the economic earnings power of their balance sheet. It’s entirely a political calculus. And I think what we’re seeing here is that it is winning political capital and not just in the halls of DC but I think generally within the global citizen and the populations who support decentralized finance and censorship resistant money transmitting especially for the billions of people that want US dollars that can’t have access to it easily without intermediation today.

AP: Do you think that their business gets hurt if rates come down?

JP: I think that’s the most direct profit corollary, but I just don’t think that’s what Tether’s valuation is anchored off of ultimately because if you believe that Tether can reinvent the core flagship product of money as a good, then there’s just really a ton of other things as a sector that it can make profits off of. So, trade finance is a really easy one. I think historically they’ve also hinted about wanting to grow into trade finance as a business because that’s really the murkiest corner of global trade where it is most sovereignless and most censorship resistant towards the types of activities that it conducts especially when you think about the involvement of things like maritime law where there actually is no jurisdiction for any country to operate in. And so, you know, if Tether can build a meaningful trade finance business, which is a huge trillion, multi-t trillion dollar opportunity that um the banks do serve, but with different kind of guardrails that they can’t touch, which is why you have commodities powerhouses, then I think that’s in itself a really valuable business that isn’t really determining its fate based on just rate alone. Today, you know, it will affect profitability, but I don’t think anybody is valuing again Tether based off of that to think about $500 billion as the price appropriate.

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AP: What’s interesting is even if rates come down, which it looks like they are going to come down, they’re growing so fast. Like I remember Paulo told me at one point I think they had reported like 400 million users or something and they were adding like 30 million a quarter just like this is crazy growth right and he had is this line and I think many people at Tether will share some line that is you know social networks would be jealous of this growth rate right just like you know they’re just growing so quickly and they’re doing it in areas that actually the user they kind of don’t have another option like this is the single best option. It’s not like in the US. And so, I agree with you that rates coming down wouldn’t necessarily be as detrimental as maybe people think, to the business just because the growth, you know, is, is so fast. What about USAT and the US version? It feels like that is a pretty big development. You know, it’s Tether, it’s Cantor, it’s Bo Hines, and it’s Anchorage all coming together to do that.

JP: Yeah, I think USAT is the direct answer to compete with Circle and Stripe. Which is that the Genius Act and the Clarity Act has allowed for there to be a stable coin here in the US. It’s not really meant to be used for yieldbearing solutions but really more as a more efficient digital payment solution mechanism and there’s value to this and so to play in that particular corner you do want a US compliance centric model as well. So you know the thing that I find interesting though is like USAT and USDT are actually only common by Tether at the Conexus but they’re operating in totally different TAMs. They’re really separate stable coin verticals if you would. And let’s see when you think about what Stripe is doing and what Circle is doing, they independently both launched their own stable coin chain, right? It’s like a EVM compatible stable coin chain to actually do some permissionless things. And I’ve always made the joke that EVM compatible like layer ones is like code word for igopoly because it’s really not like totally decentralized in the way people expect those things to work based on what proof of stake itself is, right? Which is weighted by the amount of capital that is being staked. And so if you’re a player like you know Stripe or Circle you know there’s no real need to actually build anything off of a layer 2 where you can carry your own distribution engine. So it makes a lot of sense. Guess what? Tether also has an incredible distribution engine. Tether has an incredibly strong loyal base in which they really like aligning themselves next to projects that either Tether is involved in or Tether is supporting that has more Bitcoin connectivity and nativity. And I think those things are ways in which it will find its own unique way to compete. In the end of the day, there’s what I call inside money and there’s outside money. Tether now has both inside money through USAT and outside money to USDT and there’s no stable coin that has both. That’s why Tether is exceptionally I think positioned for the market

AP: And they just have a massive balance sheet. Like people forget that they have been investing heavily using the profits from the business not the reserves but the profits of the business all kinds of stuff brain computer interfaces you know mining artificial intelligence I mean these guys are builders at heart and I think that you know you want money in the hands of builders especially people who have been able to show that they can build at scale and solve problems for people

JP: Definitely definitely and let’s not forget Tether is also one of the original Bitcoin treasury companies because they have been accumulating Bitcoin with the chance to have their operating revenue support the ecosystem because I think long term they too believe that Bitcoin will serve as one of the many neutral assets that can stabilize and form a high functioning store of value that is also money. So you know, I think that’s another thing that people sometimes miss that in the long history of Bitcoin as an arc for creating economic opportunity are a lot of these companies that believed in it early on to then afford themselves the privilege to build something like a decentralized stablecoin. I think it’s also why another kind of news item that will go live tomorrow, Plasma is having its mainnet launch, tomorrow and it’s it’s probably the most anticipated mainnet launch of the year and that is a tetherbacked EVM compatible, layer 1 stablecoin chain. And the unique thing about Plasma is that they while being EVM compatible has always wanted to have some ability to have their final settlement being marked on Bitcoin. To create and reaffirm what Bitcoin can truly be which is a permanent irrefutably irreversible kind of ledger for all the historical transactions for which you can actually find validity for. And so I think that’s also really exciting that Tether has a lot of partners around its ecosystem to promote economic value capture models that maybe Tether itself won’t do, but there is others who will kind of build a whole network around it. And that’s really what any kind of financial processing services look like. It’s a network effect.

AP: Last thing I want to talk about is through the end of the year, I think that there’s a lot of people, you mentioned earlier, they think the bull market’s over. U but there’s plenty of people who still think, hey, this is just kind of a lull. where do you come out on uh kind of from here through the end of the year with Bitcoin uh kind of sentiment and performance?

JP: Yeah, there’s I think some degree of kind of disappointment that Bitcoin’s lagging so much, right? I mean, if you look at all the other—

AP: Gold bugs, they’re beating us!

JP: The gold bugs, but even like I said, the Swiss Frank and the equities market and generally what people track as global M2 liquidity having outperformed to 160 trillion and how Bitcoin should actually have played a bigger catch-up to it. I think I think there are legitimately kind of disappointment within the Bitcoin investors but but I think sometimes these are actually the coil spring effects as I’ve observed that really can create some meaningfully strong moves in a in a rapid pace. The other the fact I will share with you is that actually I haven’t seen many people talk about it but right now is the highest options open interest for the Bitcoin CME uh options. It’s at six billion. It’s the highest it’s ever been. So, I don’t know what that means in terms of what traditional Wall Street investors are hedging or speculating for, but you know, despite the futures open interest not having surpassed its peak from last year at the election, despite the volumes not having peaked that time furion, the one thing that is at its all-time high is the open interest on Bitcoin CME futures options. And so I think there’s still a lot of, you know, excitement to be had for we for imagining volatility could pick up. And I still think it’s a generational opportunity to be able to take advantage of low volatility when the effect of that cold spring could actually create some asymmetric outcome. So I’m still very bullish and I think that in the next three months we’re going to see something pretty pretty meaningful.

AP: I agree. I I do not think it’s over. May maybe we’re wrong, but we’ll we’ll see. Work where can we send some people to find you on the internet.

JP: You can always find me uh on X. My handle is DGT100011 and I also have a Substack there that you can subscribe to and my profile link. Amazing.

AP: By the way, I I love how we’ve all now converted. I don’t hear anyone really talking about Twitter as much. It’s like X X is now finally in the vernacular. Everyone accepts that’s the name they use and Elon’s vision.

JP: It was it was a hard one for me to wear off, but I feel I finally have gotten indoctrinated. I I’ve tried now more uh deliberate effort to call at X and join the camp.

AP: I’m the I’m the same way. All right, we’ll do it again next week.

JP: Let’s do it.

Substack

Bitcoin Treasury M&A Begins as Tether Eyes Half-Trillion Dollar Valuation

MAX VOL PODCAST
SEP 29, 2025

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Anthony Pompliano recently sat down with Jeff Park, Chief Investment Officer at ProCap BTC, to discuss Bitcoin treasury M&A, the $2 billion liquidation that dropped Bitcoin's price, Tether's $500 billion valuation, economic data and artificial intelligence, and more.

The Race to Scale Bitcoin Holdings

The Bitcoin treasury company consolidation has officially begun.

Strive announced an all-stock acquisition of Semler Scientific, bringing over 5,000 Bitcoin onto its balance sheet in a single transaction. The deal structure reveals something Wall Street has never seen before: a premium priced in fiat that weaponizes Bitcoin value as a net asset value contract.

The opportunity to acquire a substantial war chest all at once, this early in the treasury accumulation race, carries meaningful strategic value.

Strive was trading at 3.6 times net asset value, while Semler traded at around net asset value. By paying a 210% premium, Semler shareholders get paid double what the market valued them at. Strive still captures economic value through the arbitrage.

The speed matters too. Strive has been public for barely two weeks. They acquired True North the week prior to build a media platform for investor communication. Now they are crossing 10,000 Bitcoin through this merger.

This is what aggressive capital formation looks like in the Bitcoin treasury space.

Understanding the Recent Liquidation

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Bitcoin Treasury M&A Begins as Tether Eyes Half-Trillion Dollar Valuation

Bitcoin dropped from 118,000 to 112,000 in the largest liquidation event of the year. Roughly $2 billion in positions were wiped out.

The timing tells the story.

The liquidation came right after the Federal Reserve meeting, when Jerome Powell characterized the rate cut as a risk management decision rather than the start of a new cutting cycle. Leverage had built into the system based on expectations that never materialized.

Park noted that implied volatility jumped from the low 30s to the mid-to-high 30s, though it quickly came back down. The market priced in further optimism that more liquidation would not follow.

Some observers declared the cycle over. Anyone who has been around Bitcoin long enough recognizes these events as typical. The fundamentals have not changed.

Powell's Revealing Commentary

Powell made an interesting observation during his remarks last week. He commented on how young people will need to acquire more skills to remain relevant in the labor market.

This marks the first time the Fed chairman discussed the quality of employment rather than just unemployment rates. The statement reveals an inner struggle. Powell understands the fabric of economic data has changed, even as he must remain technocratic in his official capacity.

The debate has become one-sided. Old metrics no longer accurately capture reality, as artificial intelligence enables companies to become more profitable with fewer employees. The quality of the data itself has become irrelevant through consistent downward revisions throughout the year.

Tether's Political Victory

Tether aims to raise $20 billion at a $500 billion valuation.

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Bitcoin Treasury M&A Begins as Tether Eyes Half-Trillion Dollar Valuation

That valuation places Tether alongside OpenAI and SpaceX in the category of world-defining companies. If you are reinventing money, that is probably the most important thing that could exist in that dimension.

Park emphasized that Tether's valuation is not an economic one based on earnings power. It is entirely a political calculus. Tether has proven itself as the kingmaker for anyone radical enough to imagine what the future looks like.

The U.S. political interest increasingly lies in ensuring Tether's success. The growing fiscal deficit demands offshoring and exporting more dollars. Tether provides exactly that conduit for liquidity transformation.

The launch of USAT, the U.S.-compliant stablecoin developed in collaboration with Cantor Fitzgerald, Paxos, and Anchorage, signals that Tether is here to stay. Tether now operates both inside money through USAT and outside money through USDT. No other stablecoin has both.

The Coiled Spring Effect

Bitcoin has lagged gold, the Swiss franc, and equity markets. Global M2 liquidity expanded to $160 trillion while Bitcoin has not caught up proportionally.

That disappointment may create what Park calls a coiled spring effect.

The highest open interest for Bitcoin CME options ever recorded currently stands at $6 billion. Traditional Wall Street investors are positioning for something.

The next three months could produce something meaningful.

Key Takeaways

Bitcoin treasury M&A has begun in earnest as companies race to accumulate scale, with Strive's acquisition of Semler proving that growth through consolidation offers strategic advantages over gradual accumulation.

The $2 billion liquidation that dropped Bitcoin from $118,000 to $112,000 represents typical volatility rather than a fundamental shift, triggered by Fed messaging that disappointed leveraged positions expecting an aggressive rate-cutting cycle.

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Bitcoin Treasury M&A Begins as Tether Eyes Half-Trillion Dollar Valuation

Tether's $500 billion valuation is a political victory rather than an economic one, reflecting how U.S. interests increasingly align with stablecoin success as a mechanism for dollar export and liquidity transformation.

The quality of economic data has become irrelevant as artificial intelligence fundamentally changes employment dynamics, making the FED's reliance on traditional metrics increasingly disconnected from actual economic conditions.

Record high Bitcoin options open interest at $6 billion suggests traditional Wall Street positioning for significant volatility despite current disappointment over Bitcoin's relative underperformance to gold and equities.

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Bitcoin Treasury M&A Begins as Tether Eyes Half-Trillion Dollar Valuation

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IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

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This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash

IR@ColumbusCircleCap.com

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